Exhibit 99.1

TechFaith Reports Third Quarter 2014 Financial Results

Beijing, China, November 25, 2014 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced unaudited financial results for the third quarter ended September 30, 2014.

For the third quarter of 2014, TechFaith reported net revenue of US$21.5 million compared to US$23.1 million in the second quarter of 2014 and US$29.9 million in the same quarter last year. Revenue for the Company’s branding business was US$6.1 million in the third quarter of 2014, a 37.1% increase compared to US$4.5 million in the second quarter of 2014. This increase was offset by a decline in the Company’s ODP business. Revenue from the ODP business in the third quarter of 2014 was US$15.2 million, a 17.3% decrease compared to US$18.4 million in the second quarter of 2014. The decline in ODP segment was primarily due to continuing intensive competition and the shift in demand from 3G to 4G products in many of the markets served by the Company.

Gross profit for the third quarter of 2014 declined to US$1.3 million, compared to US$2.0 million in the second quarter of 2014 and US$4.9 million in the same quarter last year. This decline reflects the adverse impact of lower revenue levels, continued industry challenges and a different business mix compared to the same period last year. Gross margin for the third quarter of 2014 was 6.0%, compared to 8.8% in the second quarter of 2014 and 16.3% in the same quarter last year, due to reasons cited previously. In the third quarter of 2014, net loss attributed to TechFaith was US$4.6 million or US$0.09 loss per basic and diluted weighted average outstanding ADS, compared to net loss of US$2.1 million or US$0.04 loss per basic and diluted weighted average outstanding ADS in the second quarter of 2014 and net income of US$0.26 million or US$0.0049 per basic and diluted weighted average outstanding ADS in the third quarter of 2013.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “While we are encouraged by the growth in our branding business, such growth was not enough to offset the declines in our ODP business in the third quarter. As a result, revenue for the third quarter came in slightly below our previous guidance. Importantly, we continue to actively monitor our operating costs as we navigate the challenging handset market and continue to execute our plan to build our real estate portfolio. We did experience an increase in our total operating expense in the third quarter of US$0.6 million compared to the prior second quarter of 2014. This was primary due to the increase in our research and development expenses. Our solid balance sheet continues to enable us to focus on the longer-term growth initiatives that we believe have the greatest potential to build value for TechFaith and the Company’s shareholders.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “We continue to make progress in our core branding business. This has been a growth driver for us and we expect it will remain so, given demand from customers combined with our planned new 4G products and wearable segment launches. As just one example, during the third quarter, we completed the development of our first wearable, ruggedized and waterproof Smartwatch, which we plan to follow with the launch of an extreme ruggedized camera early next year. TechFaith is well positioned for success in the evolving wearables market given our history of successful product development and solid relationships with customers and enterprises in both China and the broader global market. We plan to work with customers to offer tailored, branded solutions, which will allow us to leverage one product to penetrate multiple markets. As with markets we have successfully developed in the past, we will work to minimize our risk by taking a conservative approach and keeping all costs and inventory at low levels. On the ODP side of our business, there is a fundamental shift taking place in the dynamic mobile market with many carriers upgrading their networks to support 4G/LTE technology. While this has negatively impacted our shipments in the near-term, we plan to launch new 4G/LTE capable devices and plan to upgrade some of our existing devices to have 4G/LTE capability next year.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “The market remains highly challenging with 4G network upgrades and new features being quickly introduced and adopted by other handset developers. Our focus on niche opportunities has given us a more defensible market position but the unit volumes in the orders for our products have been much lower than those in more popular mass market designs. To expand our addressable market and increase order unit volumes, we are building our portfolio of offerings in the new wearables segment. Given that wearables require a combination of connectivity and portable communications technologies, two areas in which we excel, we are confident we can leverage our numerous innovations and design successes in the mobile market into new successes in the wearables market. The bottomline performance in the third quarter is not acceptable to our management team and we will continue to focus on achieving improvements for all of our shareholders in the coming quarters.”

Fourth Quarter of 2014 Outlook

The forecast below is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenues for the fourth quarter of 2014 to be in the range of US$22 million to US$24 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Tuesday, November 25, 2014 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Tuesday, November 25, 2014 in Beijing). The dial-in number for the live audio call is +1-617-213-8834 or +1-866-700-6067. The conference call passcode is 56521425. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 84397075. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands of U.S. Dollars, except share and per share/ADS data)

	Three Months Ended June 30	Three Months Ended September 30		Nine Months Ended September 30
	2014	2014	2013	2014	2013

Revenues:
ODP	$18,365	$15,188	$21,321	$56,891	$55,981
Brand name phone sales	4,463	6,117	8,096	13,292	26,789

Game	266	161	486	544	5,531

Total net revenues	$23,094	$21,466	$29,903	$70,727	$88,301

Cost of revenues:
ODP	$16,823	$13,905	$18,280	$52,447	$50,496
Brand name phone sales	4,211	6,266	6,384	12,969	20,676

Game	38	2	373	66	4,315

Total cost of revenues	$21,072	$20,173	$25,037	$65,482	$75,487

Gross Profit	$2,022	$1,293	$4,866	$5,245	$12,814

Operating expenses:
General and administrative	$1,916	$1,689	$1,193	$5,709	$4,662
Research and development	1,467	2,281	2,334	5,547	6,063
Selling and marketing	2,278	2,244	684	6,942	1,988
Impairment of long-lived assets	—	—	515	—	515
Total operating expenses	$5,661	$6,214	$4,726	$18,198	$13,228

Government subsidy income	91	4	84	95	273

Other operating income	606	640	580	1,858	1,161

(Loss) income from operations	$(2,942)	$(4,277)	$804	$(11,000)	$1,020

Interest expenses	(121)	(145)	(36)	(396)	(37)

Interest income	434	425	456	1,302	1,426

Other income	3	—	13	2	17
Change in fair value of put option	(30)	(60)	(60)	(150)	(120)

(Loss) income before income taxes	$(2,656)	$(4,057)	$1,177	$(10,242)	$2,306
Income tax expenses	(88)	(22)	(1,106)	(142)	(3,037)

Net (loss) income	$(2,744)	$(4,079)	$71	$(10,384)	$(731)
Less: net (loss) income attributable to the noncontrolling interest	(659)	510	(187)	(817)	(325)
Net (loss) income attributable to TechFaith	($2,085)	($4,589)	$258	($9,567)	($406)

Net (loss) income attributable to TechFaith per share
Basic	$(0.00)	$(0.01)	$0.00	$(0.01)	$(0.00)

Diluted	$(0.00)	$(0.01)	$0.00	$(0.01)	$(0.00)

Net (loss) income attribute to TechFaith per ADS
Basic	$(0.04)	$(0.09)	$0.00	$(0.18)	$(0.01)

Diluted	$(0.04)	$(0.09)	$0.00	$(0.18)	$(0.01)

Net (loss) income	$(2,744)	$(4,079)	$71	$(10,384)	$(731)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	721	3,783	978	(5,025)	5,984

Comprehensive (loss) income	(2,023)	(296)	1,049	(15,409)	5,253

Less: Comprehensive (loss) income attributable to noncontrolling interest	(621)	887	(72)	(1,279)	180
Comprehensive (loss) income attributable to TechFaith	($1,402)	($1,183)	$1,121	($14,130)	$5,073

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	September 30, 2014	June 30, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$259,294	$253,930	$265,649

Restricted cash	2,444	—	—

Accounts receivable, net of allowances of $896, $713 and $543 as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively	7,942	6,978	17,100

Notes receivable	12	12	58
Inventories, net	12,537	11,989	13,576
Prepaid expenses and other current assets	18,733	21,517	10,436

Property held for sale	3,051	3,019	—

Total current assets	$304,013	$297,445	$306,819

Property, plant and equipment, net	99,752	$93,812	$94,282
Land use rights, net	10,414	10,359	10,729
Acquired intangible assets, net	7,920	6,064	2,798

Prepayment for purchase land use right	1,955	1,934	—

Total assets	$424,054	$409,614	$414,628

Liabilities and equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	19,414	9,745	14,247

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	14,250	14,250	15,350

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $187, $185 and $189 as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	31,534	28,048	21,302

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	9,923	9,378	9,525

Deferred revenues (including deferred revenues of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	5,890	4,153	3,854

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22, $22 and $22 as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	183	181	254

Put option liability (including put option liability of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	1,980	1,920	1,830

Total current liabilities	$83,174	$67,675	$66,362

Long-term loan (including long-term loan of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	4,363	5,126	290

Total liabilities	$87,537	$72,801	$66,652

Equity

Ordinary shares of par value $0.00002: (50,000,000,000,000 shares authorized; shares issued and outstanding, 794,003,193, 794,003,193 and 794,003,193 as of September 30, 2014, June 30, 2014 and December 31, 2013, respectively)	$16	$16	$16
Additional paid-in capital	144,836	144,836	144,083
Accumulated other comprehensive income	51,278	47,872	55,841
Statutory reserve	23,730	23,730	23,730
Retained earnings	80,842	85,431	90,409

Total Techfaith shareholders’ equity	$300,702	$301,885	$314,079

Noncontrolling interest	$35,815	$34,928	$33,897

Total equity	$336,517	$336,813	$347,976

Total liabilities and equity	$424,054	$409,614	$414,628